Exhibit 21.1
LIST OF SUBSIDIARIES OF THE TALBOTS, INC.

Name of subsidiary	Organized under the laws of
Talbots Classics, Inc.	Massachusetts
The Talbots Group, Limited Partnership	Massachusetts
J. Jill, GP	Massachusetts
J. Jill, LLC	New Hampshire
Talbots Import, LLC	Delaware
Birch Pond Realty Corporation	Delaware
Talbots International Retailing Limited, Inc.	Delaware
Talbots Classics Finance Company, Inc.	Delaware
Talbots Classics National Bank	Rhode Island
Talbots (U.K.) Retailing Limited	Delaware
Talbots Charitable Foundation, Inc.	Delaware
Talbots (Canada), Inc.	Delaware
Talbots (Canada) Corporation	Nova Scotia, Canada